[Letterhead of Cooley Godward Kronish LLP]

July 15, 2009

Peggy Kim, Esq., Special Counsel

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

RE:	Exelixis, Inc.

Schedule TO-I

Filed July 7, 2009

File No. 005-59687

Dear Ms. Kim:

On behalf of our client, Exelixis, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 (the “Schedule TO Amendment”) to the Company’s Tender Offer Statement on Schedule TO filed on July 7, 2009 (the “Initial Schedule TO”) in response to comments received from the staff (the “Staff ”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 10, 2009 with respect to the Initial Schedule TO.

We have set forth below our responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter for your convenience. Capitalized terms used in the responses that are not defined in this letter have the meanings given to them in the Initial Schedule TO.

Offer to Exchange

1.	Please advise us as to how the Offer to Exchange was disseminated. If you disseminated the Offer to Exchange by email only, please explain why you believe this satisfies your dissemination obligations under Rule 13e-4(e), taking into account the identities of the eligible holders and the manner in which they typically receive company communications.

The Company believes that it has fully complied with the dissemination requirements of Rule 13e-4(e). As described in the offer documents, the Company is offering to its eligible employees the opportunity to exchange certain outstanding options to purchase the Company’s Common Stock for Replacement Options that would be granted pursuant to the Company’s 2000 Equity Incentive Plan (the “2000 Plan”). All shares of the Company’s Common Stock subject to the 2000 Plan have been registered under Registration Statements on Form S-8 filed with the Commission. As such, the consideration in the Offer consists of securities previously

Peggy Kim, Esq.

July 15, 2009

Page Two

registered under the Securities Act of 1933, as amended, and accordingly the requirements of Rule 13e-4(e)(2) apply. Rule 13e-4(e)(2) requires that a prospectus, including a letter of transmittal, be delivered to security holders. On July 7, 2009, the date of commencement of the Offer, the Company sent an email (the “Announcement Email ”) to all eligible employees announcing the commencement of the Offer. The email, which was filed with the Initial Schedule TO as Exhibit (a)(1)(G), provided a link to a Stock Option Exchange Program Web Site (the “Offer Web Site”), a personal PIN code and directions to log onto the Offer Web Site, where a copy of the Offer to Exchange and other offer documents are available on the first page. Screen shots of the Offer Web Site were filed with the Initial Schedule TO as Exhibit (a)(1)(C).

We respectfully submit that the delivery of the offer documents in this manner complies with the electronic delivery requirements outlined by the Commission in its Release No. 33-7233. In this release, the Commission stated that it “would view information distributed through electronic means as satisfying the delivery or transmission requirements of the federal securities laws if such distribution results in the delivery to the intended recipients of substantially equivalent information as these recipients would have had if the information were delivered to them in paper form.” The Commission identified two principal requirements for appropriate electronic delivery: notice and access.

•

Notice. Release No. 33-7233 states that notice would be proper if “the electronic communication provides timely and adequate notice to investors that information for them is available.” On the date of commencement of the Offer, the Company sent the Announcement Email to all eligible employees. In addition, on the date of commencement of the Offer and prior to the distribution of the Announcement Email, the Company’s Chief Executive Officer sent a separate email, which was filed with the Initial Schedule TO as Exhibit (a)(1)(F), to all eligible employees apprising them of the Announcement Email that would be distributed later in the day. All participants in the Offer must be current employees of the Company. Email is an important means of communication at the Company and the Company provides all of its employees with individual or shared computers, individual email accounts and internet access upon commencement of employment. Employees regularly check and read their Company emails in the ordinary course of performing their duties, and email is a primary means for the Company and its management to communicate with employees. Accordingly, dissemination of the announcement of the Offer and the availability of information about the Offer by email provided notice to eligible employees that is at least as timely (if not more timely) and adequate as paper delivery of the offer documents.

•

Access. Release No. 33-7233 states that electronic access to documents should be comparable to that of paper documents and that security holders “should have the opportunity to retain the information or have ongoing access equivalent to personal retention.” As described above, the Company provided all eligible employees with access to the Offer Web Site in the Announcement Email. By following the link in the Announcement Email to the Offer Web Site, the eligible employees can access and review the Offer to Exchange and other offer documents. The offer documents are also available on the home page of the Offer Web Site and may be accessed by the eligible employees without having to

Peggy Kim, Esq.

July 15, 2009

Page Three

log into the Offer Web Site. These offer documents will be available on the Offer Web Site through the expiration of the Offer, and Mellon has committed in its engagement agreement with the Company to use commercially reasonable efforts to achieve 99% uptime availability of the Offer Web Site through the expiration of the Offer. In addition, the eligible employees may print these documents for personal retention if they prefer to review paper copies. Finally, while the Company believes that all eligible employees have access to the Announcement Email and the Offer Web Site through their Company email accounts and internet access on computers provided by the Company, in case a particular employee does not have such access, then, as stated in the Announcement Email, the Company will make computer and internet access available to those employees.

Finally, there is reasonable assurance that the Company has satisfied the delivery requirements through electronic means. Release No. 33-7233 states that issuers should provide “reasonable assurance” that the delivery requirement has been satisfied. As described above, the Company provides all of its employees with individual email accounts upon commencement of employment. Employees use Company email routinely to receive important communications in the course of performing their duties and are ordinarily expected to access their emails routinely. In particular, many important communications from the Company and its management are sent to employees exclusively by email. The Company maintains an up-to-date database of email accounts for each of its current employees and this database was used to generate the distribution list of eligible employees for the Announcement Email. The employee email addresses in this database are often just as up-to-date (if not more so) as the employee address records that the Company maintains for the paper delivery of documents through the postal mail, among other things. If the Announcement Email could not be delivered to a particular email address, then the Option Exchange Administrator would have immediately received an automatic “bounce back” message generated by its email system stating that the email was undeliverable to that email address. This process is analogous to postal mail being returned to the sender as “undeliverable,” though the electronic email “bounce back” system informs the sender much more quickly. The Option Exchange Administrator did not receive any such “bounce back” message after the Announcement Email had been distributed to eligible employees. Finally, the Company has the capability to monitor and confirm the delivery of emails to particular employees of the Company through its IT systems. If the Company was uncertain about whether the Announcement Email had been delivered to a particular employee, then it could access its internal IT systems to verify whether the email had actually been delivered. For all of these reasons, the method used by the Company to distribute the Announcement Email provided at least as much assurance as paper delivery of documents through the postal mail.

For these reasons, the Company believes that it has fully complied with the dissemination requirements of Release No. 33-7233 and Rule 13e-4(e).

2.	We note that eligible holders must make their election through the website maintained by Mellon and that you will make computer and internet access available at office locations to those employees without internet access. Please advise us as to why you believe restricting the means of tendering to this process is appropriate. We may have additional comment.

Peggy Kim, Esq.

July 15, 2009

Page Four

In response to the Staff’s comment, we respectfully submit that the means for eligible employees to exchange stock options through the Offer Web Site is appropriate for the Offer. As described above, all employees of the Company have regular access to the internet in the course of their employment. The primary method for employees of the Company to manage and take action with respect to their stock options and other equity awards generally is through a web site maintained by E*TRADE. In addition, the primary method for employees to receive and review documents relating to their stock options is to view, download or print such documents through their individual E*TRADE accounts. Accordingly, employees of the Company are accustomed to managing their stock options through the internet on this web site and their overall experience with respect to their Company stock options is predominately electronic. The Company generated the applicable stock option data for eligible employees in the Offer by creating a data file from the same records used by the E*TRADE system, applying the applicable criteria for Eligible Options and then transferring the data file to Mellon for the Offer Web Site. Accordingly, the Offer Web Site provides each eligible employee with individualized information about his or her particular Eligible Options, which allows each such eligible employee to make his or her election more accurately than if the employee were required to obtain such information on his or her own or submit his or her election in paper format. Finally, as stated above, while the Company believes that all eligible employees have access to the Offer Web Site through the internet access on computers provided by the Company, in case a particular employee does not have such access, then, as stated in the Announcement Email, the Company will make computer and internet access available to those employees.

Fees and Expenses, page 29

3.	Please revise to include the information required by Item 1009(a) of Regulation M-A for Mellon.

In response to the Staff’s comment, we have revised the disclosure on page 29 of the Offer to Exchange.

Information About Us, page 22

Financial, page 30

4.	Please revise to include the income per common share from continuing operations and the ratio of earnings to fixed charges. Refer to Item 1010(c)(2) and (4) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on page 30 of the Offer to Exchange. In addition, we supplementally advise the Staff that the Company has incurred net losses since inception and accordingly reports net losses per share (basic and diluted) instead of net income per share.

Peggy Kim, Esq.

July 15, 2009

Page Five

Exhibit (a)(1)(C)

5.	We note that in paragraph (11) you require holders to agree that they have “read” the Offer to Exchange. Please revise this language since it implies that security holders may waive their rights under the federal securities laws.

In response to the Staff’s comment, we have deleted paragraph 11 from the Agreement to Terms of Election included in Exhibit (a)(1)(C) and the paragraph previously numbered as 12 has been renumbered as paragraph 11. The entire set of screen shots of the Offer Web Site, as so revised, has been filed with the Schedule TO Amendment as Exhibit (a)(1)(C).

In providing its responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments concerning the Schedule TO Amendment or this response letter to me at (650) 843-5180 or Michelle Sonu Park at (650) 843-5750. Please direct any further facsimile communications to me at (650) 849-7400.

Very truly yours,

/s/ Suzanne Sawochka Hooper

Suzanne Sawochka Hooper

cc:	James B. Bucher, Esq., Exelixis, Inc.

Jennifer F. Drimmer, Esq., Exelixis, Inc.